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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING
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                                                                 SEC FILE NUMBER
                                                                    333-46435
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                                                                 ---------------
                                                                   CUSIP NUMBER
                                                                    758865 10 9
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                                  (Check one):

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ X ] Form 10-Q and Form 10-QSB [ ]Form N-SAR

      For Period Ended:      June 30, 1998

      [  ]    Transition Report on Form 10-K
      [  ]    Transition Report on Form 20-F
      [  ]    Transition Report on Form 11-K
      [  ]    Transition Report on Form 10-Q
      [  ]    Transition Report on Form N-SAR

      For the Transition Period Ended:................................

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ..............
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PART I - REGISTRANT INFORMATION
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
      Full Name of Registrant                        Regent Communications, Inc.

      Former Name if Applicable

      Address of Principal Executive Office          50 East RiverCenter Boulevard
                                                     Suite 180
                                                     Covington, Kentucky 41011


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PART II - RULES 12b-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ x ] (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[   ] (b)  The subject annual report, semi-annual report, transition report on
           Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ x ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable. [NOT APPLICABLE]
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PART III - NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

         On June 15, 1998, Regent Communications, Inc. (the "Company") completed the following series of transactions (the "June 15 Transactions"):

         1. a merger with Faircom Inc. ("Faircom"), which owned and operated six radio stations through its two wholly-owned subsidiaries, pursuant to which Faircom became a wholly-owned subsidiary of the Company. The merger was accounted for as a "reverse acquisition," with Faircom as the "accounting acquiror," and, accordingly, the historical financial statements prior to June 15, 1998 of Faircom became the historical financial statements of the Company;

         2. acquisition of all of the outstanding stock of The Park Lane Group ("Park Lane"), which owned and operated 16 radio stations through its five wholly-owned subsidiaries;

         3. acquisition of all of the outstanding stock of Alta California Broadcasting, Inc. ("Alta"), which owned and operated five radio stations, two of which were acquired by Alta from Power Surge, Inc. ("Power Surge") immediately prior to the closing;

         4. acquisition of substantially all of the assets of Continental Radio Broadcasting, L.L.C. ("Continental"), which owned and operated two radio stations;

         5. a merger with Topaz Broadcasting, Inc. ("Topaz"), which operated one radio station that was acquired by Topaz from RASA Communications, Inc. ("RASA") immediately prior to the merger;

         6. acquisition of the assets of two radio stations from Ruby Broadcasting, Inc. ("Ruby").

         As a result of the June 15 Transactions, the financial statements required to be presented by the Company in its Form 10-Q for the quarter ended June 30, 1998 must include not only the historical financial statements of the Company (Faircom's historical financial statements as the accounting acquiror for the quarter and the year-to-date ended June 30, 1998), but also the operating results of the acquired properties (Regent, Park Lane, Alta, Power Surge, Continental, Topaz, RASA and Ruby, which are sometimes referred to herein as the "Acquired Parties") for the 15-day period ended June 30, 1998.

         A combination of the following factors have attributed to the Company's inability to prepare the required financial information and disclosure in its Form 10-Q by the August 14, 1998 due date without unreasonable effort or expense: (i) the fact that the June 15 Transactions were consummated so close to the end of the quarterly reporting period and the fact that the financial information needed by the Company from the Acquired Parties involved the preparation of partial month financial statements, a process outside the normal accounting systems utilized by these companies, (ii) in most cases, the Acquired Parties in the June 15 Transactions were left with no operations and, thus, no or minimal personnel to perform the accounting functions necessary to provide the Company with the appropriate financial information it needed on a timely basis; specifically, the Company did not receive the necessary financial information from Continental until August 11, 1998 or from Alta until August 12, 1998, (iii) the complexity of applying purchase accounting for each of the business combinations, including the requirement to obtain independent appraisals of the assets or stock acquired and the stock options and warrants issued in connection with the acquisitions, and (iv) the need by the Company to recruit and train additional experienced staff in the corporate accounting function to accommodate the Company's sudden growth through business acquisitions and have the necessary resources available to address the additional reporting requirements under the Securities Exchange Act of 1934.
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PART IV - OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification:

           Ann W. Gerwin, Esq.  (513) 629-9483

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

       .......................................................[ X ] Yes [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

       .......................................................[   ] Yes [ X ] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           REGENT COMMUNICATIONS, INC.
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  August 17, 1998         By:   Matthew A. Yeoman
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                                     Matthew A. Yeoman, Vice President - Finance